================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)

                                 NEUROCHEM INC.
           ----------------------------------------------------------
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
           ----------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
           ----------------------------------------------------------
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
           ----------------------------------------------------------
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                  JULY 25, 2005
           ----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 2 OF 20 PAGES

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS (See Instructions)

         AF
--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         LUXEMBOURG
--------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER             0

    SHARES           -----------------------------------------------------------
                     8.    SHARED VOTING POWER           11,068,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.    SOLE DISPOSITIVE POWER        0

EACH REPORTING       -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER      11,068,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,068,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------


-----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 3 OF 20 PAGES

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS (See Instructions)

         AF
--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER             0

    SHARES           -----------------------------------------------------------
                     8.    SHARED VOTING POWER           11,068,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.    SOLE DISPOSITIVE POWER        0

EACH REPORTING       -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER      11,068,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,068,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


-----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 4 OF 20 PAGES

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FMRC FAMILY TRUST
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         ALBERTA
--------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER             0

    SHARES           -----------------------------------------------------------
                     8.    SHARED VOTING POWER           11,318,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.    SOLE DISPOSITIVE POWER        0

EACH REPORTING       -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER      11,318,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.3%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


-----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 5 OF 20 PAGES

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         JOHN W. CHURCHILL
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER             0

    SHARES           -----------------------------------------------------------
                     8.    SHARED VOTING POWER           11,318,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.    SOLE DISPOSITIVE POWER        0

EACH REPORTING       -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER      11,318,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.3%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


-----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 6 OF 20 PAGES

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         VERNON H. STRANG
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER             0

    SHARES           -----------------------------------------------------------
                     8.    SHARED VOTING POWER           11,318,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.    SOLE DISPOSITIVE POWER        0

EACH REPORTING       -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER      11,318,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.3%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


-----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 7 OF 20 PAGES

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS (See Instructions)

         WC
--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER             1,166,666

    SHARES           -----------------------------------------------------------
                     8.    SHARED VOTING POWER           11,068,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.    SOLE DISPOSITIVE POWER        1,166,666

EACH REPORTING       -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER      11,068,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,235,034(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.7%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


-----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 8 OF 20 PAGES

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER             544,999(1)

    SHARES           -----------------------------------------------------------
                     8.    SHARED VOTING POWER           0
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.    SOLE DISPOSITIVE POWER        544,999

EACH REPORTING       -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER      0
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         595,099(2)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


-----------
(1) Includes 238,333 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

(2) Includes 238,333 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 9 OF 20 PAGES

     This Amendment No. 9 amends the Schedule 13D filed on October 3, 2003, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,
(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following at the end thereof:

     On July 25, 2005, pursuant to Picchio's Warrant Commitment, Luxco exercised warrants ("Warrants") to purchase 2,800,000 Neurochem Shares at an exercise price of CDN$3.13 per share or an aggregate price of CDN$8,764,000. Before the exercise of these Warrants, Luxco held 4,000,000 Warrants, of which 1,200,000 remain unexercised with an exercise price of CDN$7.81 per share and an expiration date of February 18, 2006.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

     Item 5 is hereby amended as follows:

     The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

     The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

     (i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.7% of the outstanding Neurochem Shares), of which 1,200,000 such shares are subject to currently exercisable warrants;

     (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 28.7% of the outstanding Neurochem Shares);

     (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 29.3% of the outstanding Neurochem Shares;

     (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 31.7% of the outstanding Neurochem Shares;

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 10 OF 20 PAGES

     (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 29.3% of the outstanding Neurochem Shares; and

     (vi) Dr. Bellini has beneficial ownership of 595,099 Neurochem Shares (or 1.6% of the outstanding Neurochem Shares), of which (i) 238,333 are issuable under options that are currently exercisable or exercisable within 60 days; (ii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini's services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

     The fifth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

     By virtue of the Shareholders Agreement, Power Tech, FMRC, Picchio, Dr. Francesco Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waivers filed as Exhibit U hereto, (i) Power Tech was not acting in concert with any of the other foregoing persons in connection with the acquisition of its additional 300,000 Neurochem Shares reported in Amendment No. 2 to the Statement, the additional aggregate 450,000 Neurochem Shares reported in Amendment No. 3 to the Statement, and the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement, and (ii) FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill were not acting in concert with any of the other foregoing persons in connection with its acquisition of the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement. FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of (q) the 595,099 Neurochem Shares (of which 238,333 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 544,999 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own (r) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech. Each of Picchio and Luxco disclaims beneficial ownership of (s) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, (t) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, and (u) the 595,099 Neurochem Shares (of which 238,333 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 544,999 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own. Power Tech disclaims beneficial ownership of (v) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, and (w) the 595,099 Neurochem Shares (of

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 11 OF 20 PAGES

which 238,333 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 544,999 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own. Each of Messrs. Churchill and Strang disclaims beneficial ownership of (x) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech and (y) the 595,099 Neurochem Shares (of which 238,333 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 544,999 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own. Dr. Bellini disclaims beneficial ownership of all of the Neurochem Shares held by the other Filing Persons.

     The fourth and fifth sentences of subsection (b) of Item 5 are amended and restated to read in their entirety as follows:

     Dr. Bellini has sole voting and dispositive power over the 544,999 Neurochem Shares owned of record by him (including 238,333 shares issuable under currently exercisable options and 140,000 shares currently issuable pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained). Dr. Bellini's wife, Marisa Bellini, has sole voting and dispositive power over the 50,100 Neurochem Shares owned of record by her.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 is hereby further amended by adding the following text at the end thereof:

     Item 4 is incorporated by reference in this Item 6.

     Pursuant to the Agreement between Dr. Bellini and the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, the Company has obtained regulatory and shareholder approval to issue to Dr. Bellini 140,000 of 220,000 additional Neurochem Shares that Dr. Bellini is eligible to receive under such agreement. These 140,000 additional Neurochem Shares are issuable immediately upon demand by Dr. Bellini; however, as of the date hereof, Dr. Bellini has not submitted a request for them to the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are amended and restated in their entirety and attached hereto:

     A.   Directors and Executive Officers of Power Corporation of Canada.

     C.   Directors and Executive Officers of the Filing Persons.

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 12 OF 20 PAGES


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

                                           P.P. LUXCO HOLDINGS II S.A.R.L.

                                           By:    /s/ Francesco Bellini
                                                  ---------------------
                                           Name:  Dr. Francesco Bellini
                                           Title: Manager



                                           By:    /s/ Stephane Hadet
                                                  -------------------
                                           Name:  Stephane Hadet
                                           Title: Manager

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 13 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

                                             PICCHIO PHARMA INC.

                                             By:    /s/ Francesco Bellini
                                                    ---------------------
                                             Name:  Dr. Francesco Bellini
                                             Title: Chairman and Director

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 14 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

                                              FMRC FAMILY TRUST

                                              By:    /s/ Vernon H. Strang
                                                     ---------------------
                                              Name:  Vernon H. Strang
                                              Title: Trustee

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 15 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

                                                /s/ John Churchill
                                                ------------------
                                                JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 16 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

                                                     /s/ Vernon H. Strang
                                                     --------------------
                                                     VERNON H. STRANG

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 17 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

                                  /s/ Francesco Bellini
                                  ----------------------
                                   DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 18 OF 20 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

                                  POWER TECHNOLOGY INVESTMENT
                                  CORPORATION



                                  By:    /s/ Leslie Raenden
                                         -------------------------------
                                  Name:  Leslie Raenden
                                  Title: Executive Vice-President Finance

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 19 OF 20 PAGES


EXHIBIT INDEX

EXHIBIT  NAME

--------------------------------------------------------------------------------
A.    Directors and Executive Officers of Power Corporation of Canada.*********

--------------------------------------------------------------------------------
B. Persons who may be deemed in control of Power Technology Investment Corporation.*

--------------------------------------------------------------------------------
C.    Directors and Executive Officers of the Filing Persons.*********

--------------------------------------------------------------------------------
D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

--------------------------------------------------------------------------------
E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001. *

--------------------------------------------------------------------------------
F.    Warrant dated July 25, 2002.*

--------------------------------------------------------------------------------
G.    Warrant dated February 18, 2003. *

--------------------------------------------------------------------------------
H.    Joint Filing Agreement.*

--------------------------------------------------------------------------------
I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**

--------------------------------------------------------------------------------
J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

--------------------------------------------------------------------------------
K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. ***

--------------------------------------------------------------------------------
L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech. ***

--------------------------------------------------------------------------------
M. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

--------------------------------------------------------------------------------
N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

--------------------------------------------------------------------------------

----------

*    Previously filed with Schedule 13D on October 3, 2003.

**   Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***  Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

**** Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 20 OF 20 PAGES

--------------------------------------------------------------------------------
O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***

--------------------------------------------------------------------------------
P. Credit Agreement, dated by and between Picchio and National Bank of Canada.****

--------------------------------------------------------------------------------
Q. Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

--------------------------------------------------------------------------------
R. Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

--------------------------------------------------------------------------------
S.    Commitment Letter, dated February 14, 2005.******

--------------------------------------------------------------------------------
T. Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******

--------------------------------------------------------------------------------
U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.

--------------------------------------------------------------------------------
V. Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

--------------------------------------------------------------------------------
W. Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

--------------------------------------------------------------------------------
X. Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada.********

--------------------------------------------------------------------------------

--------------

******    Previously filed with Amendment No. 6 to Schedule 13D on February 25,
          2005.

*******   Previously Filed with Amendment No. 7 to Schedule 13D on March 9,
          2005.

********  Previously Filed with Amendment No. 8 to Schedule 13D on April 25,
          2005.

********* Filed herewith.